Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 9, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s and UCB India enter into an agreement to co-promote and distribute Briviact® for the treatment of Epilepsy in India”.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s and UCB India enter into an agreement to co-promote and distribute
Briviact® for the treatment of Epilepsy in India

Hyderabad, India, July 09, 2018	For Immediate Release

Hyderabad, India, July 09 2018: Dr. Reddy's Laboratories Limited (BSE:500124, NSE:DRREDDY, NYSE:RDY) and UCB, a biopharmaceutical company, announced today that they have entered into a distribution and co-promotion agreement for Briviact®, a brand of brivaracetam. The agreement grants Dr. Reddy’s the exclusive right to distribute Briviact® in India.

Briviact® (brivaracetam) is approved as an adjunctive therapy for the treatment of partial-onset seizures in epilepsy patients who are 16 years of age and older.

M. V. Ramana, CEO - Branded Markets (India and Emerging Markets), Dr. Reddy’s said, “In our endeavor to make innovative medicines accessible to patients in India, we are excited to partner with UCB India for Briviact®, a novel treatment for epilepsy that will make a difference to the lives of patients living with epilepsy.”

“We know that as many as one third of people with epilepsy are currently uncontrolled on their existing medicines.” Explained Max Bricchi, Head of International Markets, UCB Neurology Patient Value Unit. “This partnership is another important step towards us providing value together to patients by making Briviact® available as an additional treatment choice for epilepsy.”

Epilepsy is the second most common neurological condition and as per a recent study*, an estimate of 70 million people suffer from it worldwide. There are over 12 million people suffering from epilepsy in India, which contributes to nearly one-sixth of the global burden.

*Amudhan, et al.: Epidemiology of epilepsy in India

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About UCB: UCB, Brussels, Belgium (www.ucb.com) is a global biopharmaceutical company focused on the discovery and development of innovative medicines and solutions to transform the lives of people living with severe diseases in immunology or neurology. With more than 7 500 people in approximately 40 countries, the company generated revenue of € 4.5 billion in 2017. UCB is listed on Euronext Brussels (symbol: UCB). Follow us on Twitter: @UCB_news

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.